UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated July 10, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: July 10, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

July 10, 2008

TSX SYMBOL:  STM

Strathmore Continues to Develop Uranium Mill Design

For its Projects in Northwest New Mexico

Strathmore Minerals Corp (“Strathmore” or the Company”) is pleased to update progress on its uranium mill and tailings design and studies being carried out by the Company for its uranium projects in northwestern New Mexico. The Company and its Joint Venture partner, Sumitomo Corporation of Japan, have made considerable progress in the evaluation of designing and identifying the optimal location of a regional uranium mill and tailings disposal facility for its primary Roca Honda uranium development project, and other secondary sources of uranium.   Several potential mill and tailings site locations have been analyzed and prioritized based on a series of Nuclear Regulatory Commission (NRC) developed qualifying criteria.

The initial phase of an “Alternative Sites Analysis” as required by the NRC for licensing a uranium mill and tailings disposal facility has been completed. The Company continues to develop the data necessary to submit a license application to the NRC, including completion of a preliminary mill design, capital and operating cost estimates for the milling facility, and the development of baseline data documentation for various environmental media. This work is being carried out by a core staff of professionals in a variety of technical disciplines necessary to prepare the various mine and mill licensing applications and supporting technical documentation.

In early 2008, an Alternative Tailings Disposal Technical Report was completed that assessed alternative tailings disposal technologies. Preliminary analyses indicate the existence of several viable sites, including one of the sites owned by Strathmore.  Continued engineering studies and field programs to evaluate site specific tailings disposal are planned. Associated design and cost studies are included as part of this evaluation. A Work Program that will further address data collection activities required for the NRC and state permit applications and provide a more detailed evaluation of the sites, is underway. Juan Velasquez, VP Govt., Environmental, and Regulatory Affairs for Strathmore, stated,  “We have made significant strides in pursuing our permitting and production goals since we started this project, particularly as it relates to identification of an appropriate site  for licensing, constructing and operating a much needed regional mill.  We have developed a good working relationship with both the state and federal regulatory agencies, and anticipate submitting our permit applications for regulatory review in the near future.”

Pennoni Associates Inc., an award-winning engineering firm headquartered in Philadelphia, PA, and  Minerals Engineering Company of Tucson, AZ completed a 30% Design Report in April 2008. The 30% Design represents a target milestone document that presents the preliminary layout and equipment configuration. It is suitable for permit review and approval.  Subsequent design phases (60%, 90%, 100%) typically represent draft, pre-final and final construction-level documents. Engineering efforts are currently under way for the 60% Design milestone.

The 30% Design Report incorporates a uranium throughput capacity of 3,500 tons per day expandable to 7,000 tons per day.  This expansion capability is incorporated to accommodate toll milling opportunities from outside non-company sources in the area without requiring major facility revisions.  In addition, the Design Report details plant layout, unit process and operational design, equipment sizing, mechanical and architectural drawings, detailed process flow diagrams, metallurgical balance computer modeling, detailed equipment lists, and unit process specifications. Preliminary capital and operational cost projections are also included.

John DeJoia, Strathmore’s Senior VP, New Mexico Operations commented,  “our engineers have developed a design that can easily accommodate production capacity of up to 7000 tons per day without major changes to our proposed facility.  This design/production flexibility will allow us to meet the future needs of Strathmore and other producers when those needs arise.”

As part of the Company’s evaluation, a significant effort in developing the corporate structure, to ensure the depth of corporate governance necessary for successfully managing and operating a regional uranium mining and milling complex, is continuing. To date, Corporate Health and Safety, Radiation Protection, Quality Assurance and Quality Control Programs have been developed and implemented. Juan Velasquez added, “Our team of professionals will ensure that we plan, engineer, construct, and operate facilities that are as protective of human health and the environment as we can make them”.

The Strathmore/ Sumitomo Joint Venture continues to advance its Roca Honda uranium project towards production. To date, Roca Honda is one of the largest planned conventional uranium mines in the United States. This project is expected to provide most of the milling capacity for the regional mill.  Strathmore has long believed that a regional mill is necessary for the revitalization of the uranium industry in New Mexico. It is central to the Company’s long-term uranium plan, and is strategic to other potential uranium producers who have demonstrated interest in collectively participating in this process.

 In the months ahead, Strathmore plans to complete the mill and tailings design process. The intent is to complete a comprehensive state-of-the-art mining and milling proposal fully protective of human health and environmental safety standards. The Company and its Joint Venture partner Sumitomo Corp. have the combined capability to implement this plan, and remain fully committed to obtaining an operating license for an NRC mill. This initiative is being made available to other companies interested in participating, and it will provide the foundation for rebuilding the uranium industry in northwestern New Mexico.

Further updates will be provided when available.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com